Exhibit 99.1

MiX TELEMATICS LIMITED (Incorporated in the Republic of South Africa) (Registration number 1995/013858/06) JSE share code: MIX ISIN: ZAE000125316 NYSE share code: MIXT (“MiX Telematics”)

DEALINGS IN SECURITIES BY A DIRECTOR OF MAJOR SUBSIDIARIES OF MIX TELEMATICS

Shareholders are advised of the following information relating to the dealing in securities by a director of major subsidiaries of MiX Telematics pursuant to the exercise of 1 100 000 share options under the MiX Telematics Group Executive Incentive Scheme (“the Scheme”). Gert Pretorius’ intention is to sell 748 000 of these shares to cover primarily the strike price and resultant tax implications of the transaction. At the conclusion of the transaction.  Gert Pretorius will have increased his shareholding in MiX Telematics by 352 000 shares, bringing his total shareholding to 689 854.

Name of director:	Gert Pretorius
Name of subsidiary companies:	MiX Telematics Africa Proprietary Limited and MiX Telematics Investments Proprietary Limited
Transaction date:	November 6, 2018
Class of securities:	Ordinary shares
Number of securities	1 100 000
Price per security:	R2.46
Total value:	R2 706 000.00
Nature of transaction:	Off-market exercise of the share options under the Scheme
Nature and extent of director’s interest:	Direct beneficial
Clearance to deal received:	Yes

November 8, 2018

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